Exhibit 99.14

CLARMIN EXPLORATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of November 5, 2020 should be read in conjunction with the audited consolidated financial statements of Clarmin Explorations Inc. (“the Company” or “Clarmin”) for the years ended July 31, 2020 and 2019. The referenced audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company and its operations is available under the Company’s profile on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019, and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

It is important to note that, unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of November 5, 2020.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

Forward-looking statements in this MD&A include statements regarding the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

COMPANY DESCRIPTION

Clarmin Explorations Inc. was incorporated under the Business Corporations Act of British Columbia on October 13, 2016. The Company is engaged in the exploration and development of mineral properties in Canada. The Company’s head office is located at 880 – 580 Hornby Street, Vancouver, BC V6C 3B6.

The Company is a junior exploration company engaged in the exploration and development of the Benton Property. The Company’s future performance depends on, among other things, its ability to discover and develop ore reserves at commercially recoverable quantities, the prevailing market price of commodities it produces, the Company’s ability to secure required financing, and in the event ore reserves are found in economically recoverable quantities, the Company’s ability to secure operating and environmental permits to commence and maintain its mining operations.

On January 8, 2018 the Company completed its Initial Public Offering (the “Offering”) of the Company’s common shares. The Company issued 3,500,000 common shares at a price of $0.10 per share for gross

Clarmin Explorations Inc.

MD&A

July 31, 2020

proceeds of $350,000. The Company’s common shares were listed on the TSX Venture Exchange (“TSX-V”) on January 8, 2018 under the symbol “CX”.

PROPOSED TRANSACTION

On June 26, 2020, the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) with Cybin Corp. (“Cybin”), a private psilocybin and nutraceutical company, and 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin. The completion of the transaction will result in the reverse takeover of Clarmin by Cybin (“the Proposed Transaction”).

Pursuant to the Amalgamation Agreement:

(a)	Clarmin and Cybin will complete an arm’s length business combination by way of a three-cornered amalgamation pursuant to the provisions of the Business Corporations Act (Ontario).

(b)	Shareholders of Cybin other than Cybin shareholders who exercise their dissent rights will receive one common share in the capital of Clarmin.

(c)	Outstanding warrants and incentive stock options of Cybin will be exchanged for warrants and incentive stock options of the Resulting Issuer.

(d)

Clarmin and Cybin intend to apply to delist the common shares in the Capital of Clarmin from TSXV and apply to the Canadian Securities Exchange (“the CSE”) for the listing of the common shares in the capital of the Resulting Issuer.

Pursuant to the Proposed Transaction, Clarmin will consolidate its shares on a 8.875:1 basis. Upon completion of the Proposed Transaction, former Cybin shareholders will hold, in aggregate, approximately 85,950,236 common shares and existing holders of Clarmin Shares will hold, in aggregate, approximately 1,600,000 Resulting Issuer Shares.

In connection with Proposed Transaction, Cybin plans to complete a brokered private placement financing with a syndicate of agents co-led by Stifel Nicolaus Canada Inc. (“Stifel GMP) and Eight Capital (together, with Stifel GMP, the “Co-Lead Agents”) to raise a minimum of $14 million (US$10 million) (the “Minimum Offering”) and a maximum of $21 million (US$15 million), with a 15% agents’ options.

BENTON PROPERTY

On March 7, 2019, the Company entered into a purchase agreement (the “Purchase Agreement”) to acquire a 100% interest in three tenures totaling 1,285 hectares (the “Benton Property”) located in New Brunswick, Canada. As per the Purchase Agreement the Company issued 500,000 common shares, fair valued at $55,000, and made a cash payment of $35,000 and now holds a 100% interest in the Benton Property.

There is a 2% Net Smelter Return Royalty on the Benton Property, of which 50% may be repurchased by the Company for proceeds of $1,000,000. The Company is required to pay advance royalty payments of $5,000 per annum commencing on January 15, 2020 (paid).

During the year ended July 31, 2020, the Company incurred $840 (2019—$nil) of exploration expenses consisting of license renewal costs. At July 31, 2020 the Company determined it would not proceed with the development of the Benton Property and recorded a write-off of exploration and evaluation assets of $90,000.

During the year ended July 31, 2020 the Company received $14,277 in BC Mining and Explorations Tax Credits related to past exploration work. It is the Company’s accounting policy to expense exploration costs so the Company has recorded the receipt as other income.

Clarmin Explorations Inc.

MD&A

July 31, 2020

ARLINGTON PROPERTY

On April 27, 2017 the Company entered into a mineral property option agreement (the “Agreement”) to acquire a 100% interest in the Arlington Property located in British Colombia. As per terms of the Agreement the Company made cash payments of $20,000 and was due to make cash payments of $85,000 and issue 500,000 common shares by April 27, 2020. On March 28, 2019 the Company elected to terminate the Agreement and wrote off $20,000 of acquisition costs related to the Arlington Property. The Company has no further commitments related to the Arlington Property.

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected audited financial information of the Company for the years ended July 31, 2020, 2019 and 2018:

	2020 $	2019 $	2018 $
Total Revenues	—	—	—
Loss	(189,191)	(100,524)	(221,011)
Loss Per Share (basic and diluted)(1)	(0.01)	(0.01)	(0.02)
Total Assets	235,862	408,379	456,181
Long-term Liabilities	—	—	—
Dividends Declared	—	—	—

(1)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

RESULTS OF OPERATIONS

During the year ended July 31, 2020

The Company recorded a loss of $181,191 ($0.01 per share) for the year ended July 31, 2020 compared to a loss of $100,524 ($0.01 per share) for the year ended July 31, 2019. Filing and listing fees decreased to $23,318 (2019—$34,710) as the Company incurred additional costs in 2019 related to listing its common shares on the OTC Markets Platform in the US. The Company incurred exploration expenses of $840 (2019—$nil) and made an advance royalty payment of $5,000 on the Benton Property. During the year ended July 31, 2020 the Company received $14,277 (2019—$nil) in BC Mining and Exploration Tax Credits related to past exploration activities. The Company also recorded a write-down of exploration and evaluation assets of $90,000 (2019—$20,000) related to the Benton Property.

Three months ended July 31, 2020

The Company recorded a loss of $134,691 ($0.00 per share) for the three months ended July 31, 2020 as compared to a loss of $20,670 ($0.00 per share) for the three months ended July 31, 2019. The loss for the period ended July 31, 2020 consisted primarily of professional fees of $34,029 (2019—$20,670) related to the Proposed Transaction. The Company also recorded a write-down of exploration and evaluation assets of $90,000 (2019—$nil) related to the Benton Property.

Clarmin Explorations Inc.

MD&A

July 31, 2020

SUMMARY OF QUARTERLY RESULTS

A summary of the Company’s quarterly results are as follows:

	Three Months Ended ($)
	July 31, 2020	April 30, 2020	January 31, 2020	October 31, 2019
Loss and comprehensive loss	(134,691)	(15,996)	(23,083)	(15,457)
Basic and diluted loss per share	(0.01)	(0.00)	(0.00)	(0.00)
Working capital	205,535	250,226	266,186	289,269

	Three Months Ended ($)
	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Loss and comprehensive loss	(20,670)	(42,453)	(10,361)	(27,040)
Basic and diluted loss per share	(0.01)	(0.00)	(0.00)	(0.00)
Working capital (deficit)	304,726	325,396	382,849	393,210

(2)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations consumed $82,122 (2019—$83,785) of cash for the year ended July 31, 2020. The Company’s aggregate operating, investing, and financing activities during the year ended July 31, 2020 resulted in a decrease in its cash balance from $314,323 at July 31, 2019 to $232,201 at July 31, 2020. The Company’s working capital at July 31, 2020 was $205,535 compared to working capital of $304,726 at July 31, 2019.

The Company’s future capital requirements will depend upon many factors including, without limitation, the results of its exploration programs and commodity prices for precious metals. The Company has limited capital resources and has to rely upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues from operations in the near future, it must continue to rely upon the sales of its equity and debt securities to raise capital, which would result in further dilution to the shareholders. There is no assurance that financing, whether debt or equity, will be available to the Company in the amount required by the Company at any particular time or for any period and that such financing can be obtained on terms satisfactory to the Company or at all.

The Company has no long-term debt.

FINANCING ACTIVITIES AND CAPITAL EXPENDITURES

The Company did not have any financing activities during the year ended July 31, 2020.

Financing during the year ended July 31, 2019 were as follows:

On March 18, 2019, the Company issued 500,000 common shares, fair valued at $55,000, and made a cash payment of $35,000 pursuant to the Benton Property Agreement. The Company now holds a 100% interest in the Benton Property.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Clarmin Explorations Inc.

MD&A

July 31, 2020

RELATED PARTY TRANSACTIONS

As at July 31, 2020, the Company had $nil (July 31, 2019—$nil) in accounts payable and accrued liabilities owing to a Director of the Company. Compensation to key management being the CEO and directors, during the year ended July 31, 2020 was $nil. (2019—$nil)

CHANGES IN ACCOUNTING POLICIES

The following new standard has been adopted by the Company:

IFRS 16 Leases

IFRS – 16 Leases is a new standard that became effective for the Company on August 1, 2019.

IFRS 16 specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The adoption of IFRS 16 did not have a significant impact on the consolidated financial statements as the Company does not have any leases.

FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The Company has classified fair value measurements of its financial instruments using a fair value hierarchy that reflects the significance of inputs used in making the measurements as follows:

•	Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2: Valuations based on directly or indirectly observable inputs, other than Level 1 prices, in active markets for similar assets or liabilities, such as quoted interest or currency exchange rates; and

•	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities. The Company classifies its cash and accounts payable and accrued liabilities as amortized cost. The fair value of these instruments approximate their carrying amounts due to their short-term to maturity.

The risks associated with financial assets and liabilities are detailed/discussed below:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company’s cash is held with the Bank of Montreal. Accordingly, the Company believes it is not exposed to significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows or fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited at present as the Company’s assets and liabilities are earning or incurring interest at market rates or where they are non-interest bearing or have fixed interest rates they have short terms to maturity.

Clarmin Explorations Inc.

MD&A

July 31, 2020

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. As at July 31, 2020, all of the Company’s liabilities are due on demand. At July 31, 2020 the Company had working capital of $217,637 (July 31, 2019—$304,726).

Foreign currency exchange rate risk

The Company’s functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

OUTSTANDING SHARE DATA

Authorized:    Unlimited common shares without par value.

 Unlimited preferred shares issuable in series.

All share information is reported as of November 5, 2020 in the following table:

Type of Security	Number	Exercise Price ($)	Expiry Date
Issued and outstanding common shares	14,200,001	N/A	N/A
Stock options	1,350,000	0.10	January 8, 2023
Total	15,550,001

RISKS AND UNCERTAINTIES

The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flow and obtain additional financing. The Company has traditionally financed its cash requirements through the issuance of common shares. If the Company is unable to generate cash from operations or obtain additional financing its ability to continue as a going concern could be impaired.

DISCLOSURE CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the audited consolidated financial statements for the years ended July 31, 2020 and 2019 and this accompanying MD&A (together the “Annual Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.